Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980

D: +1 202.383.0218
F: +1 202.637.3593

cynthiakrus@
eversheds-sutherland.com

March 1, 2019

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:          Owl Rock Capital Corporation — Preliminary Proxy Statement on Schedule 14A

Dear Sir or Madam:

On behalf of Owl Rock Capital Corporation, we are filing a Preliminary Proxy Statement on Schedule 14A pursuant to the rules and regulations of the Securities Exchange Act of 1934.

Please call me at (202) 383-0218 or Kristin Burns at (212) 287-7023 if you have any questions or comments regarding the foregoing.

Sincerely,

/s/ Cynthia M. Krus

cc:	Alan Kirshenbaum, Owl Rock Capital Corporation Kristin H. Burns, Eversheds Sutherland (US) LLP

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